                                           Filed Pursuant to Rule 424(b)(3)
                                           Registration No. 333-36817

     INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, AS AMENDED. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued October 8, 1997)

(To Prospectus dated October 6, 1997)

                                  $400,000,000
                                      LOGO
                      $            % SENIOR NOTES DUE 2007

                      $            % SENIOR NOTES DUE 2017
                            ------------------------

                     Interest payable April _ and October _

                            ------------------------

THE     % SENIOR NOTES WILL MATURE ON OCTOBER   , 2007 (THE "2007 SENIOR NOTES")
  AND THE     % SENIOR NOTES WILL MATURE ON OCTOBER   , 2017 (THE "2017 SENIOR
  NOTES", TOGETHER WITH THE 2007 SENIOR NOTES, THE "SENIOR NOTES"). THE SENIOR NOTES WILL BE REDEEMABLE IN WHOLE OR IN PART AT THE OPTION OF THE COMPANY AT ANY
 TIME, AT A REDEMPTION PRICE EQUAL TO THE GREATER OF (I) 100% OF THE PRINCIPAL
  AMOUNT OF SUCH NOTES AND (II) THE SUM OF THE PRESENT VALUES OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED TO THE DATE OF
REDEMPTION ON A SEMI-ANNUAL BASIS (ASSUMING A 360-DAY YEAR CONSISTING OF TWELVE
30-DAY MONTHS) AT THE TREASURY RATE (AS DEFINED HEREIN) PLUS   BASIS POINTS AND
   BASIS POINTS IN THE CASE OF THE 2007 SENIOR NOTES AND THE 2017 SENIOR NOTES, RESPECTIVELY, PLUS, IN EACH CASE, ACCRUED INTEREST THEREON TO THE DATE OF
  REDEMPTION. THE SENIOR NOTES ARE NOT ENTITLED TO THE BENEFIT OF ANY SINKING FUND. THE SENIOR NOTES WILL BE REPRESENTED BY GLOBAL SECURITIES REGISTERED IN
  THE NAME OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. INTERESTS IN SUCH GLOBAL SECURITIES WILL BE SHOWN ON, AND TRANSFER THEREOF WILL
     BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY AND ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, SENIOR NOTES IN DEFINITIVE FORM WILL
             NOT BE ISSUED. SEE "DESCRIPTION OF THE SENIOR NOTES."

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

        PRICE OF 2007 SENIOR NOTES        % AND ACCRUED INTEREST, IF ANY
        PRICE OF 2017 SENIOR NOTES        % AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                               UNDERWRITING
                                           PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                           PUBLIC(1)          COMMISSIONS(2)         COMPANY(1)(3)
                                     --------------------- --------------------- ---------------------
Total 2007 Senior Note..............           %                     %                     %
     Total..........................           $                     $                     $
Total 2017 Senior Note..............           %                     %                     %
     Total..........................           $                     $                     $

---------------

    (1) Plus accrued interest, if any, from October   , 1997.
    (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
    (3) Before deducting expenses payable by the Company estimated at $425,000.
                            ------------------------

     The Senior Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that delivery of the Senior Notes will be made on
or about October   , 1997 through the book-entry facilities of the Depositary against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS
GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.

October   , 1997

     No person is authorized by the Company or by the Underwriters or any dealer to give information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been so authorized. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any jurisdiction to any persons to whom it is unlawful to make such offer in such jurisdiction. The delivery of this Prospectus Supplement or the accompanying Prospectus or any sale made hereunder does not imply that the information contained herein or therein is correct as of any time subsequent to the date on which such information is given.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
                                PROSPECTUS SUPPLEMENT
The Company..........................................................................    S-3
Use of Proceeds......................................................................    S-6
Selected Consolidated Financial Data.................................................    S-7
Capitalization.......................................................................    S-9
Description of the Senior Notes......................................................   S-10
Underwriters.........................................................................   S-12

                                     PROSPECTUS
Available Information................................................................      2
Information Incorporated by Reference................................................      2
The Company..........................................................................      3
Use of Proceeds......................................................................      3
Ratio of Earnings to Fixed Charges...................................................      4
Description of Debt Securities.......................................................      4
Plan of Distribution.................................................................     14
Legal Opinions.......................................................................     14
Experts..............................................................................     14

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE SENIOR NOTES OFFERED HEREBY; SPECIFICALLY, THE UNDERWRITERS MAY BID FOR, AND PURCHASE SENIOR NOTES IN THE OPEN MARKET. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                                  THE COMPANY

     Organized in 1967, Applied Materials, Inc. ("Applied Materials" or the "Company") develops, manufactures, markets and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The Company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit (IC), or "chip," manufacturers. IC manufacturers either use the chips in their own products or sell them to other companies. Applied Materials is also a fifty-percent stockholder in Applied Komatsu Technology, Inc., a joint venture corporation that produces equipment to fabricate thin film transistors on flat panel displays.

PRODUCTS

     Applied Materials' products are wafer processing and diagnostic systems that use highly sophisticated, state-of-the-art technology in the design of their hardware, process chemistry and software. These systems provide enabling technology, productivity and cost-effective manufacturing to the customer. The Company's products are used to fabricate integrated circuits, or "chips," on a substrate of semiconductor material (usually silicon). A finished IC may consist of millions of microscopic electronic components that interact to perform electrical functions. The fabrication process must control the quality of the film and the preciseness of the individual circuit features to ensure proper device performance while also meeting economic goals such as high yield and throughput. The Company currently manufactures equipment that addresses the following steps in the wafer fabrication process: film deposition, etching, ion implantation, rapid thermal processing, chemical mechanical polishing, metrology and wafer/reticle inspection.

     Single-wafer, multi-chamber architecture. The trend toward more stringent process requirements and larger wafer sizes prompted Applied Materials to develop its first single-wafer, multi-chamber system, called the Precision 5000(R). The Company introduced the Precision 5000 with dielectric chemical vapor deposition (CVD) processes in 1987, etch processes in 1988 and CVD tungsten processes in 1989. In addition to the process precision and control afforded by single-wafer process chambers, the multi-chamber platform concept provides customers with a significant benefit in processing productivity and integration. Several process chambers can be "clustered" on a platform, each of which is attached to a central handling system. This architecture provides a closed, controlled environment for the wafer and the capability to process several wafers simultaneously. The Company used its expertise in single-wafer, multi-chamber architecture to introduce a second single-wafer, multi-chamber platform called the Endura(R) PVD (physical vapor deposition) in 1990, featuring a staged, ultra-high vacuum architecture. In September 1992, the Company announced a third single-wafer, multi-chamber platform, the Centura(R), to target the high-temperature thin film markets and other mainstream process applications with 0.5 micron and below specifications. In 1996, the Company released a fourth single-wafer, multi-chamber platform, called the Optima, for high-volume CVD applications.

PROCESS TECHNOLOGIES

     Deposition. Deposition is a fundamental step in fabricating an integrated circuit. During deposition, a layer of either electrically insulating (dielectric) or electrically conductive material is deposited on the wafer. Applied Materials currently provides equipment to perform four main types of deposition: chemical vapor deposition (CVD), epitaxial deposition, polysilicon deposition and physical vapor deposition (PVD). The Company has also recently begun to offer certain types of dielectric deposition processes using its RTP (rapid thermal processing) XE Centura system.

          CVD. Chemical vapor deposition is a process frequently used in semiconductor fabrication in which thin films (insulators, conductors and semiconductors) are deposited on a wafer from gaseous sources. The Company produces the following types of CVD systems:

             Dielectric CVD. Dielectric films are used to electrically isolate certain areas of the integrated circuit. In 1987, the Company introduced the Precision 5000 CVD system which performs a broad range of dielectric deposition processes utilizing up to four individual chambers on a single system. During the 1990s, a variety of dielectric plasma-enhanced CVD process applications were released on the Precision 5000 and Centura platforms to address customers' specific device requirements. In April 1994, the Company released its sub-atmospheric (SA) process technology, addressing device geometries to
        0.35 micron. In February 1995, the Company introduced a system using a new type of CVD technology known as high-density plasma (HDP), for the most advanced CVD applications. HDP-CVD technology is a fast-growing sector of the dielectric CVD marketplace.

             Metal CVD. Metal films are used in specific areas of the integrated circuit to form pathways for electrical current. In 1989, the Company entered the market for metal chemical vapor deposition with the introduction of a new system for depositing blanket tungsten (W) film, the Precision 5000 WCVD. In 1991, the Company introduced CVD tungsten silicide capabilities; in 1993, CVD titanium nitride; and in 1996, aluminum CVD. By the end of 1996, most of the metal CVD process chambers were being shipped on the more advanced Centura platform.

          Epitaxial and polysilicon deposition. Epitaxial (epi) deposition, a process used for some types of ICs, involves growing a layer of pure crystal silicon to form a high quality base for the subsequent device circuitry. Applied Materials' experience in epi dates from the Company's inception. The Company currently offers two epitaxial systems. The Precision 7700 Epi system, introduced in 1989, extends the capabilities of batch-type, radiantly-heated barrel technology and incorporates fully automated wafer handling. The Epi Centura, introduced in 1993, is a single-wafer, multi-chamber epi system for wafers up to 200mm (8 inches) in diameter. Polysilicon is a material typically used to form portions of the transistor structure on the wafer. In September 1992, the Company announced the Poly Centura, a single-wafer, multi-chamber system targeted at the deposition of thin polysilicon films at high temperatures on wafers up to 200mm (8 inches) in diameter.

          PVD. Physical vapor deposition is another method used to deposit metal films. Unlike CVD in which gases are used, the sources of the deposited materials are solid sources called targets. Applied Materials first entered the PVD market in April 1990 with the Endura PVD system. This system offers a modular, two-stage, single-wafer, multi-chamber platform that accommodates both ultra-high vacuum processes like PVD and conventional high vacuum processes like CVD and etch. In 1993 and 1994, the Company introduced enhanced versions of the Endura system, called the Endura HP PVD and Endura VHP(R) PVD systems. A variety of process advancements have also been continually introduced to keep pace with customers' changing technology requirements. For highly advanced metallization applications, the Company now offers integrated combinations of metal CVD and PVD processes on the Endura platform.

     Etch. Films are selectively removed from the wafer in the etch process. Before etch processing begins, a wafer is coated with photoresist and exposed to a circuit pattern during photolithography. Etching removes material only from areas dictated by the photoresist pattern. Applied Materials entered the etch market in 1981 with the introduction of the AME 8100 etch system, which utilized a batch process technology for dry plasma etching. In 1985, the Company introduced the Precision Etch 8300, which features improved levels of automation and particulate control. Applied Materials' first single-wafer, multi-chamber system for the silicon dry etch market was the Precision 5000 Etch, introduced in 1988. In 1990, the Company introduced a metal etch system based on the Precision 5000 architecture which provides single-wafer aluminum etch capabilities. In July 1993, the Company introduced dielectric etching technology on its next-generation Centura platform, the HDP Dielectric Etch Centura, designed for applications requiring sub-0.5 micron design rules. Since 1993, the Company has launched a series of MxP-type process chambers for metal, dielectric and silicon etching, available on both the Precision 5000 and Centura platforms. Beginning in 1996, the Company introduced a new series of high-density plasma etch systems for the most advanced etch applications. The Metal Etch DPS Centura, the Silicon Etch DPS Centura and the Dielectric Etch IPS Centura now cover all of the main dry etch market segments.

     Ion Implantation. During ion implantation, silicon wafers are bombarded by a high velocity beam of electrically charged ions. These ions penetrate film material at selected sites, changing its electrical properties. Applied Materials entered the high-current portion of the implant market in 1985 with the Precision Implant 9000 and introduced the Precision Implant 9200 in 1988. In November 1992, the Company introduced a new high-current ion implantation system, the Precision Implant 9500, for the production of high density semiconductor devices, such as 16Mb and 64Mb memory devices and advanced microprocessors. In 1996, the Company introduced a new series of small footprint implant systems with the Implant xR80, quickly expanding the line to include the Implant xR120, the Implant xR LEAP (Low Energy Advanced Processes) and Implant xR200, all with different energy ranges to suit diverse customer needs.

     Rapid Thermal Processing (RTP). RTP is a heat treatment process in which high-intensity light energy is directed to a wafer for a short period of time, usually less than 15 seconds. This heat pulse activates and controls the movement of atoms in the already-deposited film to modify its electrical properties. Applied Materials entered the fast-growing RTP market in 1995 with the RTP Centura, whose performance was based on proprietary, leading-edge advances in thermal measurement and control.

     Chemical Mechanical Polishing (CMP). CMP is a material removal process in which uneven topography on a wafer surface is removed until a flat (planarized) surface is created. This allows subsequent photolithography processing to take place with greater accuracy, and enables film layers to be built up with minimal height variations. The Company announced its entry into the CMP market with the Mirra CMP in December 1995. The Mirra CMP system features a unique four-station, three polishing head design that permits continuous processing of several wafers simultaneously, yet with the precision afforded by single-head process control.

     Metrology and Wafer/Reticle Inspection. Applied Materials acquired two Israeli companies -- Opal, Inc. ("Opal") and Orbot Instruments, Ltd.
("Orbot") -- in the first quarter of fiscal 1997. Opal produces CD-SEM (Critical Dimension-Scanning Electron Microscope) systems that measure the accuracy of the circuitry dimensions to assure that manufacturing processes are operating within specification. Orbot makes two types of inspection tools. One type detects and classifies defects on semiconductor wafers and the other performs defect detection on reticles (also called "masks") used by photolithography systems to pattern wafers.

CUSTOMER SERVICE AND SUPPORT

     The Company installs equipment and provides warranty service worldwide through offices located in the United States, Europe, Japan, Korea and Asia-Pacific (Taiwan, China and Southeast Asia). As of October 27, 1996, the Company maintained 70 service/sales offices worldwide, with 10 offices in Europe, 25 offices in Japan, 6 offices in Korea, 5 offices in the Asia-Pacific region and the remainder in the United States. The Company offers a variety of service contracts to customers for maintenance of installed equipment and provides a comprehensive training program for all customers.

MARKETING AND SALES

     Because of the highly technical nature of its products, the Company markets its products worldwide through a direct sales force, with sales, service and spare parts offices in the United States, Europe, Japan, Korea and Asia-Pacific. For the fiscal year ended October 27, 1996, sales to customers in North America (primarily the United States), Europe, Japan, Korea and Asia-Pacific accounted for 31%, 16%, 24%, 14% and 15%, respectively, of the Company's net sales. For the nine months ended July 27, 1997, sales to customers in North America (primarily the United States), Europe, Japan, Korea and Asia-Pacific accounted for 39%, 16%, 16%, 8% and 21%, respectively, of the Company's net sales. The Company's business is not considered seasonal in nature, but it is cyclical based on the capital equipment expenditures of major semiconductor manufacturers. These expenditure patterns are based on many factors, including anticipated market demand for integrated circuits, the development of new technologies and global economic conditions.

RESEARCH AND DEVELOPMENT

     The markets served by the Company are characterized by rapid technological change. The Company's research and development efforts are global in nature. Engineering organizations are located in the United States, United Kingdom, Israel and Japan, with process support and customer demonstration laboratories in the United States, United Kingdom, Israel, Japan, Korea and Taiwan. Since 1984, the Company has operated a large-scale technology center in Narita, Japan, which has been expanded several times to meet the requirements of its Japanese customer base. In 1996, the Company completed construction of new technology centers in Korea and Taiwan. The Company also operates a technology center in Israel, which is being used to develop controller configuration and software tools for its semiconductor processing systems. The Company's research and development activities are primarily directed toward the development of new wafer processing and wafer/reticle inspection systems as well as new process applications for existing products. The Company works closely with its global customers to design systems to meet its customers' planned technical and production requirements.

JOINT VENTURE

     In September 1991, the Company announced its plans to develop thin film transistor (TFT) manufacturing systems for Active-Matrix Liquid Crystal Displays (AMLCDs). The AMLCD market currently includes screens for laptop, notebook and palmtop computers, desktop monitors, digital/video cameras, portable televisions and instrument displays, and may eventually include high-resolution workstations and High Definition Television (HDTV). In September 1993, the Company and Komatsu, Ltd. of Japan formed a joint venture corporation, Applied Komatsu Technology, Inc. (AKT), to target this equipment market. The Company and Komatsu, Ltd. each own 50% of AKT and the Company accounts for the joint venture using the equity method. The Company has granted AKT an exclusive license to use the Company's intellectual property to develop, manufacture, and sell equipment for the production of flat panel displays, in exchange for royalties in respect thereof.

GENERAL

     The Company was incorporated in California in 1967 and reincorporated in Delaware in 1987. Its principal executive offices are located at 3050 Bowers Avenue, Santa Clara, California 95054-3299 (telephone number (408) 727-5555). References to the Company or to Applied Materials shall mean Applied Materials, Inc. and its consolidated subsidiaries, unless the context requires otherwise. Applied Materials, Precision 5000, VHP, Endura and Centura are registered trademarks of Applied Materials, Inc. Precision 7700 Epi, AME 8100, Precision Etch 8300, Optima, Endura HP PVD, Endura VHP PVD, DPS Centura, IPS Centura, Implant xR80, Implant xR200, Implant xR120, Implant xR LEAP, RTP XE Centura, RTP Centura, Mirra, Precision Implant 9000, Precision Implant 9200, and Precision Implant 9500 are trademarks of Applied Materials, Inc. Applied Komatsu Technology is a trademark of Applied Komatsu Technology, Inc.

                                USE OF PROCEEDS

     The Company expects to use the net proceeds from the sale of the Senior Notes for general corporate purposes, including capital expenditures and working capital needs, and a portion may be used to repurchase shares of the Company's outstanding Common Stock. In addition, the Company from time to time considers acquisitions of, and investments in, complementary businesses, assets or technologies, and although there are no current agreements with respect to any such acquisition or investment, the Company desires to be able to respond to opportunities as they arise. Pending such uses, the Company will invest the net proceeds in cash equivalents and short-term investments.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended October 27, 1996 have been derived from the consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data presented below as of and for the nine months ended July 27, 1997 and July 28, 1996, and for the four most recent fiscal quarters ending with the quarter ended July 27, 1997, have been derived from unaudited interim consolidated financial information of the Company. In the opinion of management, the unaudited interim consolidated financial information has been prepared on the same basis as the audited consolidated financial statements and includes all material adjustments, consisting of normal recurring adjustments, necessary to fairly present the information set forth therein. The results of operations for the nine months ended July 27, 1997 are not necessarily indicative of the results for the fiscal year ending October 26, 1997. The per share data does not give effect to the two-for-one stock split of the Company's Common Stock in the form of a 100% stock dividend to holders of record as of September 25, 1997, effective October 13, 1997. This data should be read in conjunction with the more detailed information and consolidated financial statements and notes thereto incorporated by reference in the accompanying Prospectus.

                                              NINE MONTHS ENDED
                                           -----------------------                       FISCAL YEAR ENDED(1)
                                            JULY 27,     JULY 28,    ------------------------------------------------------------
                                              1997         1996         1996         1995         1994         1993        1992
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
                                                            (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(2):
Net sales................................  $2,793,879   $3,283,859   $4,144,817   $3,061,881   $1,659,807   $1,080,047   $751,383
Cost of products sold....................   1,509,310    1,713,792    2,195,078    1,652,033      891,512      604,363    443,179
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
Gross margin.............................   1,284,569    1,570,067    1,949,739    1,409,848      768,295      475,684    308,204
Operating expenses:
  Research, development and
    engineering..........................     392,345      363,532      481,394      329,676      189,126      140,161    109,196
  Marketing and selling..................     222,427      240,751      313,631      223,296      157,303      107,275     78,141
  General and administrative.............     179,794      169,133      226,063      162,944       82,629       67,254     52,491
  Bad debt expense.......................      16,318           --           --           --           --           --         --
  Acquired in-process research and
    development..........................      59,500           --           --           --           --           --         --
  Restructuring..........................          --           --       25,100           --           --           --         --
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
Income from operations...................     414,185      796,651      903,551      693,932      339,237      160,994     68,376
Income from litigation settlement........      80,000           --           --           --           --           --         --
Interest expense.........................      15,586       14,897       20,733       21,401       15,962       14,206     15,207
Interest income..........................      43,193       28,265       39,618       26,012       11,222        6,770      5,756
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
Income from consolidated companies before
  taxes and cumulative effect of
  accounting change......................     521,792      810,019      922,436      698,543      334,497      153,558     58,925
Provision for income taxes...............     203,453      283,506      322,851      244,490      117,074       50,674     19,445
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
Income from consolidated companies before
  cumulative effect of accounting
  change.................................     318,339      526,513      599,585      454,053      217,423      102,884     39,480
Equity in net income/(loss) of joint
  venture................................          --           --           --           --       (3,727)      (3,189)        --
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
Income before cumulative effect of
  accounting change......................     318,339      526,513      599,585      454,053      213,696       99,695     39,480
Cumulative effect of a change in
  accounting for income taxes............          --           --           --           --        7,000           --         --
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
Net income...............................  $  318,339   $  526,513   $  599,585   $  454,053   $  220,696   $   99,695   $ 39,480
                                           ==========   ==========   ==========   ==========   ==========   ==========   ========
Earnings per share(3):
  Income before cumulative effect of
    accounting change....................  $     1.70   $     2.86   $     3.27   $     2.56   $     1.26   $     0.61   $   0.27
                                           ==========   ==========   ==========   ==========   ==========   ==========   ========
  Net income.............................  $     1.70   $     2.86   $     3.27   $     2.56   $     1.30   $     0.61   $   0.27
                                           ==========   ==========   ==========   ==========   ==========   ==========   ========
Average common shares and equivalents....     187,770      183,780      183,607      177,348      170,042      164,588    145,360
                                           ==========   ==========   ==========   ==========   ==========   ==========   ========
RATIO OF EARNINGS TO FIXED CHARGES(4)....       16.78x       23.68x       20.14x       21.25x       13.37x        7.61x      3.63x
                                           ==========   ==========   ==========   ==========   ==========   ==========   ========
BALANCE SHEET DATA (AT PERIOD END):
Cash and short-term investments..........  $1,103,723   $  787,584   $1,037,632   $  769,332   $  422,325   $  266,180   $222,670
Accounts receivable, net.................     942,306      973,984      822,384      817,730      405,813      256,020    191,510
Inventories..............................     608,988      533,331      478,552      427,413      245,710      154,597    110,667
Deferred income taxes....................     285,066      198,780      281,586      198,888       99,766       62,413     38,782
Other current assets.....................     105,436       84,654       72,915       98,250       56,923       36,706     18,168
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
    Total current assets.................   3,045,519    2,578,333    2,693,069    2,311,613    1,230,537      775,916    581,797
Property, plant and equipment, net.......     967,181      881,318      919,038      630,746      452,454      327,704    258,521
Other assets.............................     236,719       25,602       25,880       23,020       19,674       16,532     13,504
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
    Total assets.........................  $4,249,419   $3,485,253   $3,637,987   $2,965,379   $1,702,665   $1,120,152   $853,822
                                           ==========   ==========   ==========   ==========   ==========   ==========   ========
Notes payable............................  $   21,001   $   24,611   $   77,522   $   61,748   $   43,081   $   41,645   $ 27,449
Current portion of long-term debt........      10,681       22,710       22,640       21,064       15,432        7,017      6,498
Accounts payable and accrued expenses....     994,293      779,406      791,897      659,572      378,238      282,699    185,720
Income taxes payable.....................     205,388       32,687       43,168      119,347       59,682       49,167     28,540
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
    Total current liabilities............   1,231,363      859,414      935,227      861,731      496,433      380,528    248,207
Long-term debt...........................     228,095      280,499      275,485      279,807      209,114      121,076    118,445
Deferred income taxes and other
  liabilities............................     116,362       52,636       56,850       40,338       30,854       19,786     13,059
Stockholders' equity.....................   2,673,599    2,292,704    2,370,425    1,783,503      966,264      598,762    474,111
                                           ----------   ----------   ----------   ----------   ----------   ----------   --------
    Total liabilities and stockholders'
      equity.............................  $4,249,419   $3,485,253   $3,637,987   $2,965,379   $1,702,665   $1,120,152   $853,822
                                           ==========   ==========   ==========   ==========   ==========   ==========   ========

                                                                              THREE MONTHS ENDED
                                                               -------------------------------------------------
                                                               JULY 27,      APRIL 27,     JAN. 26,     OCT. 27,
                                                                 1997          1997          1997         1996
                                                               ---------     ---------     --------     --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA(2):
Net sales....................................................  $1,057,241    $ 900,862     $835,776     $860,958
Cost of products sold........................................    558,345       486,845      464,120      481,286
                                                               ----------     --------     --------     --------
Gross margin.................................................    498,896       414,017      371,656      379,672
Operating expenses:
  Research, development and engineering......................    143,880       131,973      116,492      117,862
  Marketing and selling......................................     81,191        74,965       66,271       72,880
  General and administrative.................................     60,569        59,617       59,608       56,930
  Bad debt expense...........................................     16,318            --           --           --
  Acquired in-process research and development...............         --            --       59,500           --
  Restructuring..............................................         --            --           --       25,100
                                                               ----------     --------     --------     --------
Income from operations.......................................    196,938       147,462       69,785      106,900
Income from litigation settlement............................     80,000            --           --           --
Interest expense.............................................      4,851         4,935        5,800        5,836
Interest income..............................................     15,038        14,598       13,557       11,353
                                                               ----------     --------     --------     --------
Income from consolidated companies before taxes..............    287,125       157,125       77,542      112,417
Provision for income taxes...................................    100,494        54,994       47,965       39,345
                                                               ----------     --------     --------     --------
Income from consolidated companies...........................    186,631       102,131       29,577       73,072
Equity in net income/(loss) of joint venture.................         --            --           --           --
                                                               ----------     --------     --------     --------
Net income...................................................  $ 186,631     $ 102,131     $ 29,577     $ 73,072
                                                               ==========     ========     ========     ========
Earnings per share...........................................  $    0.98     $    0.54     $   0.16     $   0.40
                                                               ==========     ========     ========     ========
Average common shares and equivalents........................    189,609       187,899      185,432      182,699
                                                               ==========     ========     ========     ========

---------------

(1) The Company's fiscal years end on the last Sunday in October of each year.

(2) Share information and per share amounts have been restated to reflect a two-for-one stock split in the form of a 100% stock dividend effective October 5, 1993, and an additional two-for-one stock split in the form of a 100% stock dividend effective October 12, 1995, but not the two-for-one stock split in the form of a 100% stock dividend to holders of record as of September 25, 1997, effective October 13, 1997.

(3) In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128 (SFAS 128), "Earnings Per Share," which the Company is required to adopt in the first quarter of fiscal 1998. Under the requirements of SFAS 128, primary earnings per share will be replaced by basic earnings per share and the dilutive effect of stock options will be excluded from its calculation. For companies with potential dilutive securities such as outstanding stock options, fully diluted earnings per share will be replaced with diluted earnings per share. Diluted earnings per share are not expected to differ materially from the primary earnings per share amounts previously reported by the Company.

    The following table presents basic earnings per share for all periods presented in this Prospectus Supplement or incorporated by reference into the Registration Statement on Form S-3:

                                                            NINE MONTHS ENDED
                                                          ---------------------                   FISCAL YEAR ENDED
                                                          JULY 27,     JULY 28,     ---------------------------------------------
                                                            1997         1996       1996      1995      1994      1993      1992
                                                          --------     --------     -----     -----     -----     -----     -----
    Income before cumulative effect of accounting
      charge..........................................     $ 1.76       $ 2.93      $3.34     $2.64     $1.30     $0.63     $0.28
    Net income........................................     $ 1.76       $ 2.93      $3.34     $2.64     $1.34     $0.63     $0.28

                                                                 THREE MONTHS ENDED
                    -------------------------------------------------------------------------------------------------------------
                    7/27/97   4/27/97   1/26/97   10/27/96   7/28/96   4/28/96   1/28/96   10/29/95   7/30/95   4/30/95   1/29/95
                    -------   -------   -------   --------   -------   -------   -------   --------   -------   -------   -------
    Net income....   $1.03     $0.56     $0.16     $ 0.41     $0.94     $1.04     $0.96     $ 0.87     $0.81     $0.55     $0.39

(4) For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before taxes and cumulative effect of accounting change plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of July 27, 1997, and as adjusted to give effect to the sale of the Senior Notes offered hereby (without giving effect to the payment of expenses) and the application of the net proceeds therefrom:

                                                                          JULY 27, 1997
                                                                  -----------------------------
                                                                                         AS
                                                                    ACTUAL            ADJUSTED
                                                                  ----------         ----------
                                                                     (DOLLARS IN THOUSANDS)
Short-term debt:
  Notes payable.................................................  $   21,001         $   21,001
  Current portion of long-term debt.............................      10,681             10,681
                                                                  ----------         ----------
     Total short-term debt......................................      31,682             31,682
                                                                  ----------         ----------
Long-term debt:
  Japanese debt.................................................      55,095             55,095
  Unsecured senior notes........................................     173,000            173,000
  Senior Notes offered hereby...................................          --            400,000
                                                                  ----------         ----------
     Total long-term debt.......................................     228,095            628,095
                                                                  ----------         ----------
Stockholders' equity:
  Preferred stock; $0.01 par value; 1,000,000 shares authorized;
     no shares issued...........................................          --                 --
  Common stock; $0.01 par value; 500,000,000 shares
     authorized(1); 182,285,084 shares issued and outstanding...       1,823              1,823
  Additional paid-in capital....................................     752,217            752,217
  Retained earnings.............................................   1,917,903          1,917,903
  Cumulative translation adjustments............................       1,656              1,656
                                                                  ----------         ----------
     Total stockholders' equity.................................   2,673,599          2,673,599
                                                                  ----------         ----------
       Total capitalization.....................................  $2,933,376         $3,333,376
                                                                   =========          =========

---------------
(1) Of the authorized shares, as of July 27, 1997, an aggregate of approximately 17,999,686 shares were reserved for issuance upon exercise of outstanding options and an aggregate of approximately 7,092,051 shares were available for future grants under the Company's stock option plans. In March 1996, the Company was authorized to repurchase up to 5,000,000 shares of its Common Stock in the open market during the next three years (until March, 1999), which reduces the dilution resulting from the Company's employee benefit and incentive plans such as the stock option and employee stock purchase plans. As of July 27, 1997, 2,688,000 shares remained available for repurchase under such authorization and the "As Adjusted" amounts presented above do not reflect the effect of any repurchase of the Company's Common Stock with the proceeds from the sale of the Senior Notes (see "Use of Proceeds"). In addition, 2,766,115 shares were reserved for issuance under the Company's employee stock purchase plan. The share information herein does not give effect to the two-for-one stock split of the Company's Common Stock in the form of a 100% stock dividend to holders of record as of September 25, 1997, effective October 13, 1997.

                        DESCRIPTION OF THE SENIOR NOTES

     The following description of the particular terms of the Senior Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The following summary of the Senior Notes is qualified in its entirety by reference to the Indenture referred to in the Prospectus. Capitalized terms not otherwise defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture.

GENERAL

     The Senior Notes will be limited to $400,000,000 aggregate principal amount. The 2007 Senior Notes and 2017 Senior Notes will be limited to
$          and $          , respectively, aggregate principal amount and will
mature on October   , 2007 and October   , 2017, respectively. The 2007 Senior
Notes and 2017 Senior Notes will bear interest at the rate of   % per annum and
  % per annum, respectively, each computed on the basis of a 360-day year of twelve 30-day months, from October , 1997, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable
semiannually on April   and October   of each year, commencing April   , 1998,
to the persons in whose names the Senior Notes (or any predecessor Senior Notes)
are registered at the close of business on the        or        , as the case
may be, next preceding such Interest Payment Date. The Senior Notes are not entitled to the benefit of any sinking fund. The Senior Notes will be issued only in registered form in denominations of $1,000 and any integral multiple thereof.

     The Senior Notes will be senior unsecured general obligations of the Company that will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The defeasance and covenant defeasance provisions of the Indenture described under the caption "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Senior Notes.

REDEMPTION OF THE SENIOR NOTES AT THE OPTION OF THE COMPANY

     The Senior Notes will be redeemable, in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Senior Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year
consisting of twelve 30-day months) at the Treasury Rate plus        basis
points and   basis points in case of the 2007 Senior Notes and the 2017 Senior
Notes, respectively, plus, in each case, accrued interest thereon to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Senior Notes. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Security Issue, one of the other Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities," or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means (i) each of Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Senior Notes to be redeemed.

BOOK-ENTRY SYSTEM

     The Senior Notes will be in the form of one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as Depositary. The provisions set forth under "Description of Debt
Securities -- Book-Entry System" in the accompanying Prospectus will be applicable to the Senior Notes.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of Senior Notes set forth opposite their respective names below:

                                                       PRINCIPAL AMOUNT     PRINCIPAL AMOUNT
                                                        OF 2007 SENIOR       OF 2017 SENIOR
                            NAME                            NOTES                NOTES
        ---------------------------------------------  ----------------     ----------------
        Morgan Stanley & Co. Incorporated............    $                    $
        Lehman Brothers Inc..........................
        Goldman, Sachs & Co..........................
        J.P. Morgan Securities Inc...................
                                                       ----------------     ----------------
                  Total..............................    $                    $
                                                        =============        =============

     The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the Senior Notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Senior Notes if any are taken.

     The Underwriters initially propose to offer part of the Senior Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of   % of the principal amount in the case of the 2007 Senior Notes
and   % of the principal amount in the case of the 2017 Senior Notes. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of   % of the principal amount in the case of the 2007 Senior Notes and   % of
the principal amount in the case of the 2017 Senior Notes to certain other dealers. After the initial offering of the Senior Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of the Senior Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Senior Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Senior Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Senior Notes. The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     From time to time, certain of the Underwriters or their affiliates have provided, and may continue to provide, investment banking and/or commercial banking services to the Company.

     In order to facilitate the offering of the Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. In addition, to stabilize the price of the Senior Notes, the Underwriters may bid for, and purchase, the Senior Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Senior Notes in the offering, if the Underwriter repurchases previously distributed Senior Notes in transactions to cover Underwriter short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the Senior Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

PROSPECTUS

                                      LOGO

                                DEBT SECURITIES

                            ------------------------

     Applied Materials, Inc. ("Applied Materials" or the "Company") from time to time may offer its debt securities consisting of senior debentures, notes, bonds and/or other evidences of indebtedness in one or more series ("Debt Securities") of the Company with an aggregate initial public offering price of up to $400,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units ("ECU"). The Debt Securities may be offered, separately or together, in separate series in amounts, at prices, and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The Debt Securities may be sold for U.S. Dollars, one or more foreign currencies or amounts determined by reference to an index and the principal of and any interest on the Debt Securities may likewise be payable in U.S. Dollars, one or more foreign currencies or amounts determined by reference to an index.

     The Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. See "Description of Debt Securities."

     The specific terms of the Debt Securities in respect of which this Prospectus is being delivered, such as where applicable, the specific designation, aggregate principal amount, currency, denomination, maturity, premium, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or the holder or for sinking fund payments, and the initial public offering price will be set forth in an accompanying Prospectus Supplement. See "Description of Debt Securities."

     The Debt Securities may be sold through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. The Debt Securities may also be sold directly by the Company or through agents designated from time to time. If any underwriters or agents are involved in the sale of the Debt Securities, their names, the principal amount of Debt Securities to be purchased by them and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement. See "Plan of Distribution."

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 6, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at www.sec.gov. Such reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington D.C. 20006.

     This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus is a part, including exhibits relating thereto, which has been filed with the Commission in Washington, D.C. Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each such statement shall be deemed qualified in its entirety by reference thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission and are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended October 27, 1996 (which incorporates by reference portions of the Company's definitive Proxy Statement dated February 4, 1997 for the Company's Annual Meeting of Stockholders held on March 19, 1997 and portions of its 1996 Annual Report to Stockholders for the year ended October 27, 1996); and

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended January 26, 1997, April 27, 1997, and July 27, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Director, Investor Relations, Applied Materials, Inc., 3050 Bowers Avenue, Santa Clara, California 95054-3299; telephone number (408) 727-5555.

                                  THE COMPANY

     Organized in 1967, Applied Materials, Inc. ("Applied Materials" or the "Company") develops, manufactures, markets and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The Company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit (IC), or "chip," manufacturers. IC manufacturers either use the chips in their own products or sell them to other companies. Applied Materials is also a fifty percent stockholder in Applied Komatsu Technology, Inc., a joint venture corporation that develops, manufactures, markets and services thin film transistor fabrication systems used to produce active-matrix liquid crystal displays.

     The Company's products are wafer processing and diagnostic systems that use highly sophisticated, state-of-the-art technology in the design of their hardware, processes and software. These systems provide enabling technology, productivity and cost-effective manufacturing to the customer. The Company's products are used to fabricate integrated circuits, or "chips," on a substrate of semiconductor material (usually silicon). A finished IC may consist of millions of microscopic electronic components that interact to perform electrical functions. The fabrication process must control the quality of the film and the preciseness of the individual circuit features to ensure proper device performance while also meeting economic goals such as high yield and throughput. The Company currently manufactures equipment that addresses the following major steps in the wafer fabrication process: film deposition, etching, ion implantation, rapid thermal processing, high-temperature processing, chemical mechanical polishing, metrology and wafer/reticle inspection.

     The Company was incorporated in California in 1967 and reincorporated in Delaware in 1987. Its principal executive offices are located at 3050 Bowers Avenue, Santa Clara, California 95054-3299 (telephone number (408) 727-5555). References to the Company or to Applied Materials shall mean Applied Materials, Inc. and its consolidated subsidiaries, unless the context requires otherwise. Applied Materials, Precision 5000, VHP, Endura and Centura are registered trademarks of Applied Materials, Inc. Precision 7700 Epi, AME 8100, Precision Etch 8300, Optima, Endura HP PVD, Endura VHP PVD, DPS Centura, IPS Centura, Implant xR80, Implant xR200, Implant xR120, Implant xR LEAP, RTP XE Centura, RTP Centura, Mirra, Precision Implant 9000, Precision Implant 9200, and Precision Implant 9500 are trademarks of Applied Materials, Inc. Applied Komatsu Technology is a trademark of Applied Komatsu Technology, Inc.

                                USE OF PROCEEDS

     The Company expects to use the net proceeds from the sale of the Debt Securities for general corporate purposes, including capital expenditures and working capital needs, and a portion may be used to repurchase shares of the Company's outstanding Common Stock. The Company believes that success in its industry requires substantial financial strength and flexibility. In addition, the Company from time to time considers acquisitions of, and investments in, complementary businesses, assets or technologies, and although there are no current agreements with respect to any such acquisition or investment, the Company desires to be able to respond to opportunities as they arise. Pending such uses, the Company will invest the net proceeds in cash equivalents and short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below is the ratio of earnings to fixed charges for each of the years in the five-year period ended October 27, 1996, and for the nine months ended July 27, 1997 and July 28, 1996. For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before taxes and cumulative effect of accounting change plus fixed charges and (ii) fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor.

                                        NINE MONTHS ENDED
                                       -------------------              FISCAL YEAR ENDED
                                       JULY 27,   JULY 28,   ----------------------------------------
                                         1997       1996      1996     1995     1994    1993    1992
                                       --------   --------   ------   ------   ------   -----   -----
    Ratio of Earnings to Fixed
      Charges.........................   16.78x     23.68x   20.14x   21.25x   13.37x   7.61x   3.63x
                                         ======     ======   ======   ======   ======   =====   =====

                         DESCRIPTION OF DEBT SECURITIES

     The following statements with respect to the Debt Securities are summaries of, and subject to, the detailed provisions of an indenture entered into by the Company and Harris Trust Company of California, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement as amended and supplemented by a Supplemental Indenture, dated as of September 30, 1997, between the Trustee and the Company, a copy of which is filed as an exhibit to the Registration Statement (as supplemented and amended, the "Indenture"). The amendments set forth in the Supplemental Indenture are effective only as to Debt Securities of any series issued on or after the date of the Supplemental Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference. Section and Article references used herein are references to the Indenture.

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

GENERAL

     The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Debt Securities will be senior unsecured obligations of the Company.

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Debt Securities;
(2) any limit on the aggregate principal amount of the Debt Securities; (3) the Person to whom any interest on a Debt Security shall be payable, if other than the person in whose name that Debt Security is registered on the Regular Record Date; (4) the date or dates on which the principal of the Debt Securities will be payable; (5) the rate or rates at which the Debt Securities will bear interest, if any, or the method by which such rate or rates are determined, the date or dates from which such interest will accrue, the Interest Payment Dates on which any such interest on the Debt Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months; (6) the place or places where the principal of and any premium and interest on the Debt Securities will be payable; (7) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Debt Securities of any series may be redeemed, in whole or in part, at the option of the Company, and/or repaid, in whole or in part, at the option of the Holders; (8) the obligation of the Company, if any, to redeem or repurchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the Holders and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Debt Securities; (9) the denominations in which any Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) the currency, currencies or currency units in which payment of principal of and any premium and interest on any Debt Securities shall be payable if other than United States dollars; (11) any index, formula or other method used to determine the amount of payments of principal of and any premium and interest on the Debt Securities;
(12) if the principal of or any premium or interest on any Debt Securities is to be payable, at the election of the Company or the Holders, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on such Debt Securities shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which will be payable upon declaration of the acceleration of the Maturity thereof; (14) the applicability of any provisions described under "Defeasance and Covenant Defeasance"; (15) whether any of the Debt Securities are to be issuable in permanent global form and, if so, the Depositary or Depositaries for such Global Security and the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (16) the Security Registrar, if other than the Trustee, and the entity who will be the Paying Agent; (17) any Events of Default, with respect to the Debt Securities of such series, if not otherwise set forth under "Events of Default";
(18) if other than the date of original issuance by the Company of such series of Debt Securities, such other date as is applicable to the Debt Securities of such series for purposes of the covenant described under "Covenants of the Company -- Restrictions on Funded Debt of Restricted Subsidiaries" below; and
(19) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount from their principal amount. (Section 301) United States Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

     If any of the Debt Securities are sold for any foreign currency or currency unit or if principal of, premium, if any, or interest, if any, on any of the Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities and such foreign currency or currency unit will be specified in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registrable, at the office or agency of the Company maintained for such purpose and at any other office or agency maintained for such purpose. (Sections 305 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     All moneys paid by the Company to a Paying Agent for the payment of principal, premium, if any, or interest, if any, on any Debt Security which remain unclaimed for two years after such principal, premium, or interest has become due and payable may be repaid to the Company, and thereafter the Holder of such Debt Security may look only to the Company for payment thereof. (Section
1003)

     In the event of any redemption, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Debt Securities of that series to be redeemed and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part. (Section 305)

BOOK-ENTRY SYSTEM

     The provisions set forth below will apply to the Debt Securities of any series if the Prospectus Supplement relating to such series so indicates.

     Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be represented by one or more fully registered global securities (collectively, a "Global Note") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as Depositary, and registered in the name of the Depositary's nominee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

     The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

     Purchases of interests in a Global Note under the Depositary system must be made by or through Direct Participants, which will receive a credit for such interests in the Depositary's records. The ownership interest of each actual purchaser of interests in a Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Note are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in a Global Note, except as described below. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Note.

     So long as the Depositary, or its nominee, is the registered holder and owner of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Debt Security for all purposes of such Debt Security and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have the Debt Securities represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered to be the owners or holders of any Debt Securities under the Indenture or such Global Note. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Debt Securities under the Indenture. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Senior Notes or if an owner of a beneficial interest in a Global Note desires to take any action that the Depositary, as the holder of such Global Note, is entitled to take, the Depositary would authorize the Participants to take such action, and that the Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     To facilitate subsequent transfers, a Global Note deposited with the Depositary is registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of a Global Note with the Depositary and its registration in the name of Cede & Co. effects no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the interests in a Global Note; the Depositary's records reflect only the identity of the Direct Participants to whose accounts interests in the Global Note are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Principal and interest payments on a Global Note will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of such Global Note. The Depositary's practice is to credit Direct Participants' accounts on the payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Paying Agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     The Depositary may discontinue providing its services as depositary with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor depositary is not obtained, definitive Debt Securities certificates are required to be printed and delivered.

     Unless otherwise provided in the applicable Prospectus Supplement the Debt Securities represented by a Global Note will be exchangeable for Debt Securities in definitive form of like tenor as such Global Note in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, (ii) the Company in its discretion at any time determines not to have all of the Debt Securities represented by a Global Note and notifies the Trustee thereof or
(iii) an Event of Default has occurred and is continuing with respect to the Debt Securities. Any Debt Security that is exchangeable pursuant to the preceding sentence is exchangeable for Debt Securities issuable in authorized denominations and registered in such names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Note. Subject to the foregoing, a Global
Note is not exchangeable, except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

COVENANTS OF THE COMPANY

     Except as set forth below or as otherwise provided in the applicable Prospectus Supplement with respect to any series of Debt Securities, the Company is not restricted by the Indenture from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provision that would require the Company to repurchase or redeem or otherwise modify the terms of any of its Debt Securities upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Debt Securities.

     Unless otherwise indicated in the applicable Prospectus Supplement, certain covenants contained in the Indenture which are summarized below will be applicable (unless waived or amended) to the series of Debt Securities to which such Prospectus Supplement relates so long as any of the Debt Securities of such series are outstanding.

     Limitations on Liens. The Company covenants that it will not issue, incur, create, assume or guarantee, and will not permit any Restricted Subsidiary to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property or Domestic Receivables or Inventory of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, or Domestic Receivables or Inventory, shares or indebtedness are now existing or owed or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guaranty of any such secured debt that the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages or liens are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (b)(i) mortgages on property, shares of stock, indebtedness or other assets existing at the time of acquisition thereof by the Company or a Restricted Subsidiary (which may include property previously leased by the Company and leasehold interests thereon, provided that the lease terminates prior to the acquisition) or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or (ii) mortgages on property, shares of stock, indebtedness or other assets to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction or the making of such improvements; (c) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (d) mortgages existing at the date of the initial issuance of the Securities of such series; (e) mortgages on property or other assets of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (f) mortgages in favor of the United States of America or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States of America or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; or (g) extensions, renewals or replacements of any mortgage referred to in the foregoing clauses (a) through
(f); provided, however, that any mortgages permitted by any of the foregoing clauses (a) through (f) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property specified in such clauses and improvements thereto. (Section 1008)

     Notwithstanding the restrictions outlined in the preceding paragraph, the Company or any Restricted Subsidiary may issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Debt Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (g) above) does not exceed 10% of the Consolidated Net Tangible Assets of the Company. (Section 1008)

     Limitations on Sale and Lease-Back Transactions. The Company covenants that it will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless: (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt with respect to such sale and lease-back transaction, without equally and ratably securing the Debt Securities, pursuant to the limitation in the Indenture on liens; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such sale and lease-back transaction within 180 days of such sale to either (or a combination of) (i) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Restricted Subsidiary that matures more than twelve months after the creation of such indebtedness or (ii) the purchase, construction or development of other comparable property. (Section 1009)

     Certain Definitions Applicable to Covenants. The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually, in either case as determined in good faith by the principal accounting or financial officer of the Company. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

     The term "Consolidated Net Tangible Assets" shall mean, as of any particular time, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom: (a) all current liabilities, except for (1) notes and loans payable, (2) current maturities of long-term debt and (3) current maturities of obligations under capital leases; and (b) certain intangible assets, to the extent included in said aggregate amount of assets, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

     The term "Domestic Receivables or Inventory" shall mean accounts receivable arising from the sale of inventory or inventory owned by the Company or any Subsidiary whose principal place of business and place of incorporation is located in the United States of America. For purposes hereof, inventory and receivables shall be deemed to be "owned" if they are deemed to be assets of the Company or such Subsidiary for purposes of generally accepted accounting principles.

     The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests) (including any leasehold interest therein) constituting the principal corporate office, any manufacturing plant or any manufacturing facility (whether now owned or hereafter acquired) and the equipment located thereon which: (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 States of the United States of America (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a book value on the date as of which the determination is being made in excess of 0.75% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date (including for purposes of such calculation the land, land improvements, buildings and such fixtures compromising such office, plant or facilities, as the case may be).

     The term "Restricted Subsidiary" shall mean any Subsidiary which owns any Principal Property or Domestic Receivables or Inventory; provided, however, that the term "Restricted Subsidiary" shall not include any Subsidiary which is principally engaged in financing the Company's operations outside the United States of America; and provided, further, that the term "Restricted Subsidiary" shall not include any Subsidiary less than 80% of the voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries if the common stock of such Subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or in the over-the-counter market. None of the Company's Subsidiaries is currently a Restricted Subsidiary.

     The term "Sale and Lease-Back Transaction" shall mean any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person.

     The term "Subsidiary" shall mean any corporation of which at least 66 2/3% of the outstanding stock having the voting power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that, if such provision is made applicable to the Debt Securities of any series pursuant to the provisions of the Indenture, the Company may elect (i) to defease and be discharged from any and all obligations in respect of such Debt Securities except for the rights of holders to receive payments in respect of the principal of and any premium and interest on such Debt Securities and for certain obligations to register the transfer or exchange of such Debt Securities, to replace temporary, destroyed, stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold monies for payment in trust ("defeasance") or (ii) (A) to omit to comply with certain restrictive covenants in Sections 1005 through 1010 (including the covenants referred to above under "Covenants of the Company") and (B) to deem the occurrence of any event referred to in clauses (d) (with respect to Sections 1005 through 1010 inclusive) and (g) under "Events of Default" below not to be or result in an Event of Default if, in each case with respect to the Outstanding Debt Securities of such series as provided in Section 1303 on or after the date the conditions set forth in Section 1304 are satisfied ("covenant defeasance"), in either case upon the deposit with the Trustee (or other qualifying trustee), in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on the Debt Securities of such series on the respective Stated Maturities and any mandatory sinking fund payments or analogous payments on the days payable, in accordance with the terms of the Indenture and the Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance or covenant defeasance and will be subject to Federal income tax on the same amount, and in the same manner and at the same times as would have been the case if such deposit, defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the

Internal Revenue Service or a change in applicable Federal income tax laws occurring after the date of the Indenture. The Prospectus Supplement relating to a series may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series. (Article Thirteen)

EVENTS OF DEFAULT

     Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series (unless such event is specifically inapplicable to a particular series as described in the Prospectus Supplement relating thereto): (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization involving the Company; (f)(i) failure of the Company to make any payment at maturity, including any applicable grace period, in respect of indebtedness, which term as used in the Indenture means obligations (other than non-recourse obligations or the Debt Securities of such series) of the Company for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") in an amount in excess of $25,000,000 and continuance of such failure or (ii) a default with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $25,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in the case of (i) or (ii) above, for a period of 30 days after written notice thereof to the Company by the Trustee or to the Company and the Trustee by the holders of not less than 15% in principal amount of Debt Securities of such series; provided, however, that if any such failure, default or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     Subject to the provisions of the Indenture relating to the duties of the Trustee during default to act with the required standard of care, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601 and 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     The Indenture provides that the Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate from the principal executive, financial or accounting officer of the Company as to his or her knowledge of the Company's compliance (without regard to any period of grace or requirement of notice) with all conditions and covenants of the Indenture. (Section 1004)

     If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section
502)

     No Holder of any Debt Security of any series has any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations generally do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

MEETINGS, MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, rate of interest on or any premium payable upon the redemption of any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the Place of Payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after the Stated Maturity, Redemption Date or Repayment Date, (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (g) modify any of the provisions set forth in this paragraph except to increase any such percentage or to provide that certain other provisions of the Indenture may not be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby. (Section 902)

     The Holders of at least a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of the Holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1011) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series and any coupons appertaining thereto, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (a) in the payment of principal of or any premium or interest on any Debt Security of such series or (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, (ii) the principal amount of a Debt Security denominated in other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the date of original issuance of such Debt Security of the amount determined as provided in (i) above of such Debt Security) and (iii) Debt Securities owned by the Company or any Affiliate of the Company shall be disregarded and deemed not to be Outstanding. (Section 101)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, provided that any successor Person expressly assumes the Company's obligations on the Debt Securities and under the Indenture and that, after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section
801)

NOTICES

     Except as otherwise provided in the Indenture, notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they appear in the Debt Security Register. (Section 106)

TITLE

     Prior to due presentment of a Debt Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Debt Security is registered as the owner of such Debt Security for the purpose of receiving payment of principal of and any premium and any interest (other than Defaulted Interest or as otherwise provided in the applicable Prospectus Supplement) on such Debt Security and for all other purposes whatsoever, whether or not such Debt Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary. (Section 308)

REPLACEMENT OF DEBT SECURITIES

     Any mutilated Debt Security will be replaced by the Company at the expense of the Holder upon surrender of such Debt Security to the Trustee. Debt Securities that become destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the Debt Security or evidence of the destruction, loss or theft thereof satisfactory to the Company and the Trustee. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Debt Security before a replacement Debt Security will be issued. (Section 306)

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

REGARDING THE TRUSTEE

     The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee is permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities of any series for which the Trustee serves as trustee, the Trustee must eliminate such conflict or resign. (Section 608)

     The Trustee currently provides certain banking and financial services to the Company in the ordinary course of business and may provide other such services in the future.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (i) to one or more underwriters or dealers for public offering and sale by them and (ii) to investors directly or through agents. The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Debt Securities offered thereby.

     In connection with the sale of the Debt Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the Debt Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the Debt Securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of the Debt Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

     All Debt Securities will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities.

     Certain of the underwriters or agents and their associates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Securities is being passed upon for the Company by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

                                    EXPERTS

     The audited consolidated financial statements incorporated in this Prospectus, and the financial statement schedules incorporated in the Registration Statement, by reference to the Annual Report on Form 10-K of Applied Materials, Inc. for the year ended October 27, 1996 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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